

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2007

Mr. P.M. Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9 28 The Esplanade
Perth Western Australia 6000

> **Re:** **CityView Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Dated December 11, 2006**
> **File No. 0-28794**

Dear Mr. Smyth:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2005

General

1. Please be sure to include a written response to each of the comments in this letter. Please contact us via telephone at your earliest convenience to discuss how best to resolve the issues in this letter.

Financial Statements

Note 26 – United States Generally Accepted Accounting Principles Reconciliation, page 54

2.   We have read the disclosure revisions you made in responding to prior comment 3, the accounting method you apply to your oil and gas activities under U.S. GAAP. You state that "U.S. GAAP requirements indicate that these costs are generally written-off as incurred, or until economically recoverable reserves are identified." However, this approach is not fully consistent with the requirements set forth in SFAS 19. For instance, the costs of drilling exploratory wells are ordinarily capitalized as uncompleted wells, pending determination of whether the well has found proved reserves. If upon evaluating the drilling results you determine there are reserves, those costs are retained as wells and related equipment and facilities, and eventually amortized using the units of production methodology. However, if upon evaluating the drilling results, you determine there are no reserves, the costs are charged to expense. Please amend your filing to include a comprehensive policy note covering your treatment of acquisition, exploration, development and production expenditures related to your oil and gas activities for U.S. reporting purposes. Please disclose the status of your drilling activities, including the outcome of evaluating drilling results in determining whether or not reserves have been found, and identify any projects where drilling is underway, for which you are not yet able to make a reserve determination, including amounts capitalized and associated with such projects, and the expected timing of making a reserve/no reserve determination.

3.   We note that you are adjusting shareholders equity in your reconciliation to eliminate AS$5,974,542 and AS$8,246,596 as exploration expenditures that would be written-off as incurred under U.S. GAAP for 2005 and 2004. However, these amounts correspond to the non-current receivables of the parent entity, as reported on pages 37 and 47, rather than amounts capitalized in your property account. Therefore, you will need to further modify your disclosure to explain why non-current receivables are being characterized as exploration expenditures, why the amounts differ between the parent and consolidated entities, and to disclose the reasons these are expensed under U.S. GAAP.

It should be clear what these amounts represent, and whether your write-off coincides with an unfavorable reserve determination, if these are associated with exploration activities, or whether you are otherwise not able to support recoverability. Also note that the reconciliation required under Item 17 of Form 20-F must correspond to the consolidated entity. Please revise accordingly. Please also expand your disclosure on page 39 to explain the reasons you are reporting separate parent company financial statements and to briefly detail the differences readers would anticipate between the parent and consolidated financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief